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                               August 31, 2023

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 24,
2023
                                                            File No. 333-273246

       Dear Lin Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, Amendment No. 2

       Capitalization , page 41

   1. Refer to the amounts shown in the Actual column for the line items Convertible Notes,
                                                        Retained Earnings and
Total Stockholders' Equity and reconcile the amounts to the
                                                        respective amounts
presented on the June 30, 2023 unaudited balance sheet on page F-27.
                                                        Please revise to
correct all applicable amounts on the table, including the total capitalization amount
and the pro forma as adjusted balances.

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 53

   2. Refer to the paragraph discussion of net cash used in operating activities for the six
 Lin Li
Northann Corp.
August 31, 2023
Page 2
      months ended June 30, 2023. Please revise to clarify that you incurred net losses rather than net income for both the six months ended June 30, 2023 and 2022 in the amounts of
      $(511,621) and $(265,223), respectively. Also refer to the first paragraph under the heading of financing activities on page 54, and revise the first sentence to clarify that you had net cash provided by, rather than used in, financing activities for the six months ended
      June 30, 2022.

       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameLin Li
                                                            Division of
Corporation Finance
Comapany NameNorthann Corp.
                                                            Office of
Manufacturing
August 31, 2023 Page 2
cc:       Jason Ye
FirstName LastName